Exhibit 99.2

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2022, AND DECEMBER 31, 2021

(In thousands of U.S. dollars except share and per share data)

	As of
	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$2,526	$3,480
Accounts receivable	40	8
Loans receivable, net of provision for loan losses of $2,940 and $2,086, respectively	3,631	2,446
Interest receivable	284	52
Other receivables, prepayments and deposits, net of provision for credit losses of $5 and $5, respectively	150	222
Total current assets	6,631	6,208

Deposits for acquisition of a subsidiary, net of provision for credit losses of $127 and $127, respectively	4,873	4,873
Plant and equipment, net	49,711	50,590
Operating lease right-of-use assets, net	142	39
Intangible assets, net	51	61
Long-term loans receivable, net of provision for loan losses of $1,228 and $1,472, respectively	8,609	8,190
Goodwill	385	385

Total assets	$70,402	$70,346

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loan	$1,306	$-
Accounts payable	3	-
Other payables and accrued liabilities	1,516	1,609
Operating lease liability, current	127	39
Customer deposits	4	-
Taxes payable	546	504
Convertible notes - current	34	38
Total current liabilities	3,536	2,190

LONG-TERM LIABILITIES
Operating lease liability, non-current	15	-
Convertible notes - non-current	53	87
Non-current Deferred tax liabilities	5,418	5,545

Total liabilities	9,022	7,822

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized,
nil issued and outstanding as of June 30, 2022 and December 31, 2021	-	-
Ordinary shares, $0.004 par value, 500,000,000 shares authorized,
101,597,998 issued and outstanding as of
June 30, 2022 and December 31, 2021	406	406
Additional paid-in-capital	135,681	135,643
Retained deficit	(74,710)	(73,533)
Accumulated other comprehensive income	3	8
Total shareholders' equity	61,380	62,524
Total liabilities and shareholders' equity	$70,402	$70,346

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(In thousands of U.S. dollars except share and per share data)

	2022	2021
	(Unaudited)	(Unaudited)
REVENUES	$1,924	$1,283
COST OF REVENUES	1,567	1,344
GROSS PROFIT (LOSS)	357	(61)

OPERATING EXPENSES:
General and administrative expenses	1,175	1,352
Impairment loss of loan and interest receivables	610	-
Total operating expenses	1,785	1,352

OPERATING LOSS	(1,428)	(1,413)

OTHER (EXPENSES) INCOME:
Interest expense	(26)	(181)
Other income, net	163	3
Gain on change in fair value of warrant derivative liability	-	247
Total other income , net	137	69

LOSS FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(1,291)	(1,344)
INCOME TAX BENEFIT	114	152

NET LOSS	$(1,177)	$(1,192)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(5)	(1)
COMPREHENSIVE LOSS	$(1,182)	$(1,193)

LOSS PER SHARE:
Basic	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	101,597,998	101,341,930
Diluted	101,597,998	101,341,930